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                         Inland Real Estate Corporation
                               Sticker Supplement


         Supplement No. 7 to the Company's Prospectus discloses information regarding two pending acquisitions of property. Unless otherwise defined, capitalized terms used herein shall have the same meaning as in the Prospectus.

         The Company has entered into agreements to purchase a 21,222 square foot neighborhood retail facility known as Grand & Hunt Club Outlot Center located at Grand Avenue and Hunt Club Road, Gurnee, Illinois for approximately $3.6 million and a 9,650 square foot neighborhood retail facility known as The Quarry Outlot located at La Grange Road and Joliet Road, Hodgkins, Illinois for approximately $1.8 million. The purchases of these centers are conditioned on the Company completing its due diligence.

         The Company commenced the Offering on July 24, 1996 and as of December 17, 1996, the Company had accepted subscriptions for 2,786,240 shares ($25,076,978 net of Selling Commissions, the Marketing Contribution and the Due Diligence Expense Allowance Fee) which are being offered on a best-efforts basis. An Affiliate of the Advisor serves as dealer manager of the Offering and is entitled to receive selling commissions and certain other amounts. As of December 17, 1996, the Affiliate of the Advisor was entitled to receive commissions, the Marketing Contribution and the Due Diligence Expense Allowance Fee totalling $2,572,238. An Affiliate of the Advisor is also entitled to receive Property Management Fees for management and leasing services.
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                                SUPPLEMENT NO. 7
                            DATED DECEMBER 18, 1996
                     TO THE PROSPECTUS DATED JULY 24, 1996
                       OF INLAND REAL ESTATE CORPORATION

         This Supplement No.7 is provided for the purpose of supplementing the Prospectus dated July 24, 1996 of Inland Real Estate Corporation (the "Company") as previously supplemented by Supplement No. 6 dated November 27, 1996 and Supplement No. 5 dated November 1, 1996, and must be read in conjunction therewith. Unless otherwise defined, capitalized terms used herein shall have the same meaning as in the Prospectus, as supplemented.

                           REAL PROPERTY INVESTMENTS

GRAND & HUNT CLUB OUTLOT CENTER, GURNEE, ILLINOIS

         The Company has entered into a non-binding letter of intent to purchase a Neighborhood Retail Center located at Grand Avenue and Hunt Club Road in Gurnee, Illinois known as Grand & Hunt Club Outlot Center ("Hunt Club"). Under the proposed terms of the acquisition, the Company would purchase Hunt Club from Butler Real Estate, Inc., an unaffiliated third party, for approximately $3.6 million. The Company anticipates funding the purchase using cash and cash equivalents. Execution of a definitive agreement is subject to completion of due diligence, which the Advisor is undertaking on behalf of the Company, receipt of the final appraisal indicating the value of the property is not less than $3.6 million and the receipt of a final environmental report indicating no environmental concerns on the property. No acquisition fees will be payable in connection with the acquisition of Hunt Club. There can be no assurance that the Company will complete the acquisition of Hunt Club.

         Hunt Club was built in 1996 and consists of a one-story building comprising a two-tenant neighborhood retail facility aggregating 21,222 rentable square feet. The center is occupied by Super Crown Books, a national discount bookstore, which leases 16,722 square feet, and Helzberg's Diamond Shops d/b/a Jewelry 3, a jeweler, which leases 4,500 square feet.


THE QUARRY OUTLOT, HODGKINS, ILLINOIS

         The Company has entered into a non-binding letter of intent to purchase a Neighborhood Retail Center located at La Grange Road and Joliet Road in Hodgkins, Illinois known as The Quarry Outlot ("The Quarry"). Under the proposed terms of the acquisition, the Company would purchase The Quarry from Butler Real Estate, Inc., an unaffiliated third party, for approximately $1.8 million. The Company anticipates funding the purchase using cash and cash equivalents. Execution of a definitive agreement is subject to completion of due diligence, which the Advisor is undertaking on behalf of the Company, receipt of the final appraisal indicating the value of the property is not less than $1.8 million and the receipt of a final environmental report indicating no environmental concerns on the property. No acquisition fees will be payable in connection with the acquisition of The Quarry. There can be no assurance that the Company will complete the acquisition of The Quarry.

         The Quarry was built in 1996 and consists of a one-story building comprising a three-tenant neighborhood retail facility aggregating 9,650 rentable square feet. The center is occupied by Helzberg's Diamond Shops d/b/a Jewelry 3, a jeweler, which leases 4,700 square feet, Dunkin Donuts/ Baskin Robbins, a national donut and ice cream retailer, which leases 1,800 square feet and Casual Male Big and Tall, a clothing retailer, which leases 3,150 square feet.





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                              PLAN OF DISTRIBUTION

         The Company commenced the Offering on July 24, 1996 and as of December 17, 1996 the Company had accepted subscriptions for 2,786,240 shares ($25,076,978 net of Selling Commissions, the Marketing Contributions and the Due Diligence Expense Allowance Fee) which are being offered on a best-efforts basis.

         Inland Securities Corporation, an Affiliate of the Advisor, serves as dealer manager of the Offering and is entitled to receive selling commissions and certain other amounts. As of December 17, 1996, Inland Securities Corporation was entitled to receive commissions, the Marketing Contribution and the Due Diligence Expense Allowance Fee totalling $2,572,238 in connection with the Offering. An Affiliate of the Advisor is also entitled to receive Property Management Fees for management and leasing services. The Company incurred and paid Property Management Fees of $139,597 for the nine months ended September 30, 1996 and $46,791 for the year ended December 31, 1995. The Advisor may also receive an annual Advisor Asset Management Fee of not more than 1% of the Average Invested Assets, paid quarterly. As of September 30, 1996, the Company had incurred Advisor Asset Management Fees of $242,341, all of which remained unpaid on such date. As of December 31, 1995, the Company had not incurred or paid any such fees.





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